United states

Securities and exchange commission

WashinGton, d.c. 20549

Schedule 13G

(Amendment No. 1)

Under the securities exchange act of 1934

Cell Therapeutics, Inc.
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

150934503

(CUSIP Number)

12/31/2012

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act.

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1.	NAME OF REPORTING PERSON

Crede CG II, Ltd. (“Crede CG”)

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

695,813

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

695,813

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

695,813

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

1.06%

12.	TYPE OF REPORTING PERSON

OO

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1.	NAME OF REPORTING PERSON

Crede Capital Group, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-1051956

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

695,813

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

695,813

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

695,813

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

1.06%

12.	TYPE OF REPORTING PERSON

HC

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1.	NAME OF REPORTING PERSON

Acuitas Financial Group, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-0901060

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

695,813

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

695,813

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

695,813

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

1.06%

12.	TYPE OF REPORTING PERSON

HC

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1.	NAME OF REPORTING PERSON

Terren S. Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

695,813

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

695,813

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

695,813

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

1.06%

12.	TYPE OF REPORTING PERSON

IN

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ITEM 2	(a) Name of Person Filing:

Crede CG

Crede Capital

Acuitas

Terren S. Peizer

(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of Crede CG is:

Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The address of the principal business office of Crede Capital, Acuitas and

Mr. Peizer is:

11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

(c)	Citizenship:

Crede CG is a Bermuda exempted company.

Crede Capital is a Delaware limited liability company.

Acuitas Financial is a California limited liability company.

Mr. Peizer is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, no par value per share.

(e)	CUSIP NUMBER:

150934503

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ITEM 3:	If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

☐	a. Broker or dealer registered under Section 15 of the Exchange Act;

☐	b. Bank as defined in Section 3(a)(6) of the Exchange Act;

☐	c. Insurance company as defined in Section 3(a)(19) of the Exchange Act;

☐	d. Investment company registered under Section 8 of the Investment Company Act of 1940;

☐	e. An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

☐	f. An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☐	g. A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐	h. A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

☐	i. A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

☐	j. A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

☐	k. Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 695,813

(b)	Percent of class: 1.06%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

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ITEM 5:	Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ☐

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

 Not Applicable.

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ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	Feb 13, 2013	CREDE CG II, LTD.

		By:	/s/ Terren S. Peizer
		Name:	Terren S. Peizer
		Its:	Managing Director

Dated:		CREDE CAPITAL GROUP, LLC

		By:	/s/ Terren S. Peizer
		Name:	Terren S. Peizer
		Its:	Managing Director

Dated:		ACUITAS FINANCIAL GROUP, LLC

By:
Name:
Its:

Dated:		/s/ Terren S. Peizer
Terren S. Peizer

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